Room 4561

June 15, 2006

Mr. Murray Rode
Chief Financial Officer
Tibco Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

>   **Re: Tibco Software Inc.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2005**
>   **Filed February 10, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended February 28, 2006**
>   **Filed April 14, 2006**
>   **Form 8-K Filed March 28, 2006**
>   **File No. 000-26579**

Dear Mr. Rode:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   We note that the Staffware acquisition appears to have had a material impact on certain revenue and expense items but you have not provided quantification of

this impact. Please explain to us how us how you considered Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

Financial Statements

Note 2, Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.   We note that you recognize revenue from prepaid OEM fees upon delivery. Please tell us more about these prepaid fees and explain your basis for recognizing them upon delivery. As part of your response, please refer to the authoritative literature that supports your accounting.

Note 9. Income Taxes, page F-29

3.   We note that in 2005 you recorded a tax benefit from the partial release of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS No. 109. As part of your response, tell us how you determined the amount of the valuation allowance that was released. Also, explain how you considered the "more likely than not" standard of SFAS 109 when determining whether the valuation allowance was necessary. In this regard, we note that your disclosures indicate that you record an allowance when "recovery is not probable."

Form 10-Q for the Fiscal Quarter Ended February 28, 2006

Note 9. Stock Benefit Plans and Stock-Based Compensation, page 20

4.   We note that you adopted SFAS 123R as of December 1, 2005. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided all of the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Form 8-K Filed March 28, 2006

5.   We believe your presentation of a non-GAAP statement of operations may create the unwarranted impression to investors that the non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable

detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

6.   We also note that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the FAQ. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

7.   Please explain to us why you believe the exclusion of certain expenses helps focus on "core business operational results". In this regard, we note that you should specifically define any reference to "core business operational results" as companies and investors may differ as to what this term represents and how it should be determined.

8.   We note that you use a 28% tax rate, which differs from your GAAP tax rate. Please explain to us why you believe this non-GAAP tax rate is more appropriate and explain to us how this rate differs from your GAAP tax rate.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief